SembCorp Industries

02 JUL 23 AM 10:18

02042823

Rule 12g3-2(b) File No. 825109

11 July 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

dlw 7/24

Enclosure

MASNET No. 1 OF 11.07.2002
Announcement No. 1

SEMBCORP INDUSTRIES LTD

SembCorp Industries' Business Units-SMOE and Sembawang Shipyard- Complete Topside Facilities for FPSO Vessel "Sea Eagle"

Two business units of SembCorp Industries, SMOE and Sembawang Shipyard, have jointly completed the fabrication and integration of the topside facilities for a Floating, Production, Storage and Offloading (FPSO) vessel for the Shell Petroleum Development Company of Nigeria Ltd.

The $50 million contract was awarded to SMOE and Sembawang Shipyard by Halliburton West Africa Limited on September 28, 2000. The project entailed the fabrication, assembly, installation, hook-up and commissioning assistance of the FPSO vessel's topside facilities comprising nine pre-assembled units. In addition, a flare tower and two pipe racks were fabricated and installed with a mooring support structure.

Designed to separate produced oil, water and gas, compress produced gas and treat produced water, the topside facilities can accommodate a total of 170,000 barrels of well fluids and 100 million standard cubic feet of gas per day. The vessel hull has an oil storage capacity of 1.4 million barrels.

Named 'Sea Eagle', the FPSO vessel is a key component of the EA Development Project operated by the Shell Petroleum Development Company of Nigeria Ltd. It will be located offshore Nigeria and is scheduled to start production in December 2002.

Said M P Premraj, Senior Vice President of SMOE and Project Sponsor: "We are happy to be partners with Halliburton West Africa Limited and the Shell Petroleum Development Company of Nigeria Ltd for this milestone FPSO project. All teams worked closely to complete the topside facilities on schedule. We have achieved an excellent safety record of 2.4 million manhours worked without a lost time injury for the project. We thank Halliburton West Africa Limited and the Shell Petroleum Development Company of Nigeria Ltd for their partnership with us."

An official completion ceremony was held today in Sembawang Shipyard to celebrate the completion of the project.

About SMOE

SMOE is the oil and gas subsidiary of SembCorp Utilities, the wholly-owned utilities arm of SembCorp Industries. As an industry leader in offshore oil and gas engineering and construction, SMOE designs,

procures, fabricates, installs and commissions offshore platforms, modules, and floating production systems for clients worldwide. SMOE offers its customers:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms
- Living Quarters and Pre-Assembled Modules
- Sub-structures
- A complete range of FPSO topside facilities.

SMOE has delivered more than 100 projects in its 29-year history, and its clients include the world's major oil and energy companies such as Shell, Texaco, Phillips Petroleum, TotalFinaElf, Marathon and Unocal. SMOE was recently awarded a turnkey contract for the construction of its first North Sea project, a 7,100 metric tonne production platform for Maersk Oil and Gas, Denmark. SMOE is also currently constructing process and wellhead platforms for Iran and two wellhead platforms for China.

About Sembawang Shipyard

Sembawang Shipyard is a wholly-owned shipyard of SembCorp Marine, the marine engineering arm of SembCorp Industries. With four drydocks totalling 710,000 dwt in capacity and a host of comprehensive workshops and engineering facilities, Sembawang Shipyard is one of the largest integrated ship repair facilities in a Singapore location in Southeast Asia. The shipyard's world class reputation is based on the company's commitment to innovative solutions, quality, Health Safety and Environment, total reliability, timely deliveries and expert project management.

Sembawang Shipyard has more than three decades of experience and proven track record in ship repair and offshore conversions, servicing an average of 200 vessels of all types annually for an international clientele in the oil, bulk, chemical and gas trades. In particular, Sembawang Shipyard is the chosen exclusive alliance shipyard for Shell International Trading and Shipping Company Limited (UK), BP Shipping (UK), BHP Billiton, Australia and Jo Tankers AS (Norway), for the repairs and refits of their fleets in the Far East.

Besides the traditional sectors of tankers and bulkers, Sembawang Shipyard is a recognised specialist in niche markets of passengership conversions / refurbishment, FPSO conversions, chemical tankers, liquefied gas carriers, dredgers, offshore rigs and navy ship repairs. In addition to major drydocking work for a regular clientele, other significant projects currently undertaken by Sembawang Shipyard include the conversion of a crane barge / crane ship, jumboisation of a dredger and the conversion of a shuttle tanker.

Media Contact:

Ng Lay San (Ms)
Manager

Group Corporate Relations

SembCorp Industries

Tel : 6357 9150

Fax : 6352 2163

Email : laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 11/07/2002 to the SGX

SembCorp Industries

02 JUL 23 AM 10: 18

Rule 12g3-2(b) File No. 825109

10 July 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

Rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

UPDATE ON THE PROPOSED PRIVATISATION OF SEMBCORP MARINE -WAIVER APPROVAL UNDER CLAUSE 1014 OF THE SGX-ST LISTING MANUAL

The Board of Directors of SembCorp Industries Ltd ("SCI" or the "Company") wishes to announce that the Company has been granted a waiver by the Singapore Exchange Securities Trading Limited (the "SGX-ST") from having to seek SCI shareholders' approval under Clause 1014 of the SGX-ST Listing Manual in connection with the proposed privatisation (the "Privatisation") by the Company of SembCorp Marine Ltd ("SCM").

Additional Information

Further to SCI's announcement made on June 24, 2002 (which includes a copy of the materials presented at the press and analysts' conference held on June 24, 2002) in relation to the Privatisation (the "Announcement"), the Board of Directors would like to provide the shareholders of the Company with the following additional information:-

1. The aggregate consideration of the acquisition of the SCM shares (other than those already held by the Company) ("SCM Shares") is approximately S$583 million in cash and was arrived at after taking into account various factors including the market price of the SCM Shares and the net tangible assets per SCM Share;

2. The attributable net assets and net tangible asset value of the SCM Shares (both based on the last audited financial statements of SCM as at December 31, 2001) and the open market value of the SCM Shares (based on the last transacted price immediately prior to June 24, 2002, being the date of the announcement of the Privatisation) to be acquired by the Company in connection with the Privatisation are approximately S$341 million, S$335 million and S$466 million respectively;

3. The 36.93 per cent share of operating profit before income tax ("PBIT") attributable to the SCM Shares to be acquired by the Company amounts to approximately S$38.2 million (based on the audited financial statements of SCM for financial year ended December 31, 2001). The S$38.2 million will not have an incremental impact on SCI Group's PBIT (being before minority interests). The full PBIT of SCM is already consolidated as SCM is an existing subsidiary of the Company;

4. The Company proposes to finance the Privatisation through borrowings;

5. Save as disclosed below, none of the directors or substantial shareholders of the Company

(i) Wong Kok Siew, a director and Deputy Chairman/CEO of the Company, is also a director on the board of SCM. He has direct interests of 75,000 shares and 475,000 options in SCM. He also has direct interests of 236,446 shares and 1,900,000 options in the Company;

(ii) Lua Cheng Eng, a director of the Company, has 280,000 options in SCM; and

(iii) Temasek Holdings (Pte) Ltd ("Temasek") and Singapore Technologies Pte Ltd ("STPL") are substantial shareholders of the Company with direct interests of 215,054,693 and 711,254,167 shares respectively in SCI. Temasek and STPL also have indirect interests of 889,403,260 and 888,803,260 shares respectively in SCM.

6. None of the directors of SCM is proposed to be appointed to the Company in connection with the Privatisation.

Shareholders are advised to refer to the Announcement for details on the particulars of the SCM Shares to be acquired, the description of SCM's business, material conditions attaching to the Privatisation, the effects of the Privatisation on the net tangible assets and earnings per share of the Company for the most recent financial year and the rationale for the Privatisation including the benefits.

Released on July 10, 2002

By order of the Board

SEMBCORP INDUSTRIES LTD

Linda Hoon Siew Kin

Group Company Secretary

For media and analysts enquiries, please contact:

Ms Ng Lay San

Manager

Group Corporate Relations

SembCorp Industries Ltd

Tel: (65) 6357 9150

Fax: (65) 6352 2163

Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/07/2002 to the SGX